6: Exhibit 17.2

LETTER OF RESIGNATION

To: Fifth Avenue Acquisition II Corp.

Attn: Board of Directors

Dated: October 5, 2005

The undersigned, Richard Rubin, hereby resigns as an officer and director of Fifth Avenue Acquisition II Corp. effective October 5, 2005. There have been no disagreements with Fifth Avenue Acquisition II Corp. on any matter relating to the corporation’s operations, policies or practices.

/s/ Richard Rubin
Richard Rubin